CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Equal Energy Ltd. (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 23, 2011 for the year ended December 31, 2010, which document makes reference to our firm and our report entitled “Appraisal of Oil and Gas Reserves Owned by Equal Energy Ltd. located in Various Oklahoma Counties as of December 31, 2010”, dated February 18, 2011, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2010.

Dallas, Texas, USA
March 23, 2011
Haas Petroleum Engineering Services, Inc.

Signed “Robert W. Haas”

Robert W. Haas, P.E.
President